EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Non-Qualified Stock Option Agreement Between International Multifoods Corporation (predecessor-in-interest to the Registrant) and Daryl Schaller of our reports dated June 19, 2006, with respect to the consolidated financial statements of The J. M. Smucker Company incorporated by reference in its Annual Report (Form 10-K) for the year ended April 30, 2006, and The J. M. Smucker Company management’s assessment of the effectiveness of internal control over financial reporting, the effectiveness of internal control over financial reporting of The J. M. Smucker Company and the related financial statement schedules included therein, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Akron, Ohio
December 6, 2006